Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
March 5, 2007.

Item 3	News Release
The news release was disseminated on March 5, 2007 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. today announced earnings of $16.4 million ($0.28 per share) for 2006 compared to a loss of $5.9 million ($0.11 per share) for 2005, an increase in working capital to $250.2 million in 2006 compared to $40.3 million in 2005, and no debt.

Item 5	Description of Material Change
See attached news release 07-04.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
March 6, 2007.

March 5, 2007 News Release 07-04	Trading Symbols: Nasdaq National Market: SSRI TSX: SSO

SILVER STANDARD REPORTS 2006 YEAR-END RESULTS

Vancouver, B.C. - Silver Standard Resources Inc. today announced earnings of $16.4 million ($0.28 per share) for 2006 compared to a loss of $5.9 million ($0.11 per share) for 2005, an increase in working capital to $250.2 million in 2006 compared to $40.3 million in 2005, and no debt.

Financial highlights in 2006 included:

▪	A public offering of 7.2 million shares for net proceeds of $171.1 million;
▪	The completion of a feasibility study update on the Pirquitas property in Argentina which was followed by a production decision in October;
▪	The sale of our 50% interest in the Manantial Espejo joint venture for a gain of $35.4 million;
▪	Completion of the acquisition of the Berenguela silver-copper property in Peru and the Veta Colorada silver property in Mexico;
▪	Record earnings and working capital, noted above;
▪	Record cash investment of $39.4 million on mineral properties, with emphasis on Pitarrilla in Mexico, the San Luis joint venture in Peru, and the Snowfield property in Canada;
▪	Total liquidity based on market values of $294.6 million.

Selected Financial Data
(CDN$000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the Management Discussion and Analysis (“MD&A”) of the financial position and operating results of the company for the twelve months ended December 31, 2006 and 2005 and the audited consolidated financial statements and related notes for the same period.

	Year Ended December 31
	2006	2005
Earnings (loss) for year	16,382	(5,870)
Basic and diluted earnings (loss) per share	0.28	(0.11)
Cash invested in mineral properties	39,379	20,933
Cash generated by financing activities	203,267	1,795
Cash and cash equivalents	229,616	23,030
Silver bullion (at cost) *	15,787	15,787
Marketable securities (at cost)*	5,817	4,985
Working capital	250,234	40,344
Total assets	471,013	219,288
Shareholders’ equity	436,570	193,190
* The market values for the silver bullion and marketable securities at December 31, 2006 were $29.4 million and $35.6 million respectively.

Project Updates

Pirquitas, Argentina - In the fourth quarter of 2006, the company announced a decision to proceed with the development of the mine. Based on the feasibility study update, capital costs are estimated at US$146 million (plus value added tax that is recoverable) and construction will be completed within 21 - 24 months. Engineering is well underway and long lead time equipment purchases, such as rolling stock and the ball mill, have been made. While the company is continuing discussions of financing alternatives with lenders, the construction timetable for the Pirquitas operation will not be affected as Silver Standard already has sufficient liquidity in place.

Pitarrilla, Mexico - Drilling continues with five diamond drill rigs on the property. Infill and extension drilling is presently focused on the Breccia Ridge Zone along strike and to depth, and continues to intersect significant silver and base metal mineralization at depth. A resource update is expected in the second quarter of 2007 and prefeasibility work will commence shortly after. The company plans an extensive surface drilling program during 2007 in advance of completing a feasibility study on this premier silver deposit.

San Luis, Peru - Silver Standard (55%) and Esperanza Silver (45%) are exploring silver-gold mineralization in surface veins that have been traced over 3.1 miles (five kilometers). Bonanza grade gold and silver mineralization continues to be intersected in ongoing diamond drilling. Two rigs are currently on site and expected to continue drilling through 2007.

Consistent with the joint venture’s view that the San Luis property covers a new epithermal district, reconnaissance work including prospecting and mapping will follow up strong stream sediment gold anomalies in a number of drainages in the large property. Subsequent to year-end, Silver Standard became operator for the joint venture.

Diablillos, Argentina - Planning is underway for a 15,000 meter drill program at the wholly-owned Diablillos silver-gold property in Salta province in northern Argentina. Diamond drilling is expected to commence at Diablillos (which has an inferred resource of 93.8 million ounces of silver and 815,000 ounces of gold) in April 2007.

For the full 2006 report, including the MD&A and audited consolidated financial statements, visit www.sedar.com or the company’s web site at www.silverstandard.com. A conference call to review the year-end results and project activities is scheduled on Tuesday, March 6, 2007 at 10:00 a.m. EST.

Toll-free in North America:   1-866-400-3310
Toronto local and overseas:  416-850-9144

Replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 58176; local and overseas callers may telephone 1-416-915-1035, passcode 58176. The audio file will also be available on the company’s web site.

Silver Standard is a well-financed silver resource company that continues to seek growth through silver acquisitions, and exploration and development of its own silver projects. The company has the largest in-ground silver resource of any publicly traded silver company, consisting of proven and probable reserves of 107.1 million ounces of silver; measured and indicated silver resources totalling 603.5 million ounces; inferred silver resources totalling 616.2 million ounces; and is making the transition to producer through the construction of Mina Pirquitas in Argentina. (SSRI-FI)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.